UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January, 2005

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1.	Press Release dated January 13, 2005
2.	Form 51-102.F3 Material Change Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

December 15, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 51-102.F3

MATERIAL CHANGE REPORT

1.

Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

4585 Canada Way

Burnaby, BC  V5G 4L6

Telephone:

(604) 294-8084

Facsimile:

(604) 294-8709

2.

Date of Material Change

January 12, 2005

3.

News Release

Issued January 13, 2005 through Canada Stockwatch and Market News

4.

Summary of Material Change

Changes to the Company’s Board of Directors and management

5.

Full Description of Material Change

Martin Woodward, has been appointed as Director of the Company until the next Annual General Meeting. Mr. Woodward, age 37, brings several years of banking experience to the Company after a 12 year career with a major Canadian chartered bank.  Mr. Woodward attended Capilano College’s Technical Computer Professional (TCP) program where he graduated on the Dean’s list in 2001.  Since his graduation, Mr. Woodward has been employed by Xcellsis Fuel Cell Engine Co. and then, currently by Ballard Power Systems, Inc, in their IT departments.  Mr. Woodward has passed the Canadian Securities Course.

As previously announced on December 15, 2004, the Company also accepted the resignations of  Ralph Proceviat, Chairman of the Board, President and CEO and Sherrill Cyr, Director and Corporate Secretary.  Their resignations became effective, January 12, 2005.

Mr. Ben Catalano, has assumed the responsibilities of President of the Company and its subsidiaries.  In order to provide an orderly transition, Mr. Proceviat and Ms. Cyr have made themselves available until the end of January on a consulting basis to assist the new management team and board of directors.

Mr. Ralph Proceviat has resigned from the Board of Directors of the Company.  Mr. W. Ben Catalano has been appointed to the Company’s Board of Directors following Mr. Frank Deacon’s resignation.  Mr. Ralph Proceviat and Ms. Sherrill Cyr will be stepping down as directors on December 31, 2004.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.

Executive Officers

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change is:

Name:

Ben Catalano, President

Bus. Tel:

(604) 294-8084

9.

Statement of Executive Officer

The foregoing accurately disclosed the material change referred to herein.

DATED at Burnaby, British Columbia this 13th day of January, 2005.

“Ben Catalano”

Ben Catalano, President

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com

NEWS RELEASE

Trading Symbol:  THL:V

OTC Bulletin Board Symbol:  THLL-F

Directors:

Ben Catalano, Darrel Taylor, Martin Woodward

January 13, 2005

Vancouver, B.C. – The Board of Directors of ThrillTime Entertainment International, Inc. (the “Company”) announced today the following changes to the board and management.

Martin Woodward, has been appointed as Director of the Company until the next Annual General Meeting. Mr. Woodward, age 37, brings several years of banking experience to the Company after a 12 year career with a major Canadian chartered bank.  Mr. Woodward attended Capilano College’s Technical Computer Professional (TCP) program where he graduated on the Dean’s list in 2001.  Since his graduation, Mr. Woodward has been employed by Xcellsis Fuel Cell Engine Co. and then, currently by Ballard Power Systems, Inc, in their IT departments.  Mr. Woodward has passed the Canadian Securities Course.

As previously announced on December 15, 2004, the Company also accepted the resignations of  Ralph Proceviat, Chairman of the Board, President and CEO and Sherrill Cyr, Director and Corporate Secretary.  Their resignations became effective January 12, 2005.

Mr. Ben Catalano, has assumed the responsibilities of President of the Company and its subsidiaries.  In order to provide an orderly transition, Mr. Proceviat and Ms. Cyr have made themselves available until the end of January on a consulting basis to assist the new management team and board of directors.

ThrillTime Entertainment

International, Inc.

Per: “Ben Catalano”

__________________________________

Ben Catalano, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.